Filed by Symantec Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: VERITAS Software Corporation
Commission File No.: 000-26247

The following message from John W. Thompson, Chairman and Chief Executive Officer of Symantec, was distributed to Symantec’s employees on January 19, 2005.

December Quarter Results

A message from John W. Thompson

Dear Colleagues:

You’ve done it again! The power of teamwork at Symantec and your ability to focus on our goals is simply amazing. Despite a very competitive environment and a lot of distractions around the holidays, and of course our announced merger with VERITAS, you continue to propel us to an unprecedented level of success. I congratulate each one of you on the tremendous dedication you bring to our company.

Revenue for our third fiscal quarter grew 41% to $695 million. We achieved our 33rd consecutive quarter of year-over-year revenue growth. We generated earnings per share of $0.24, a growth rate of 41% over the same period last year. As a result of our overachievement of both revenue and earnings targets, I am very pleased to announce, once again, that the employee bonus will be paid at 110%.

As we announced our merger with VERITAS, there were many in the financial community and media who labeled us as simply a consumer or mid-market player. Well, your performance in this and previous quarters should certainly disprove that assertion. You delivered more than 400 transactions greater than $100,000 in value and a record 25 deals more than $1 million. We now have hundreds of Managed Security Services customers and nearly 4,000 devices under management. We pioneered the concept of integrated security solutions and now everyone in the industry is following our lead. And, enterprise customers around the world view us as a critical business partner.

With the announcement of the VERITAS merger, we have created something Wall Street and the software industry is not familiar with — the merger of two leading companies with the potential to reshape the industry landscape. Because it is unique, there will be some who will be slow to “get it” and some who never quite get it. However, there are many industry analysts and customers who understand what we are doing, recognize its significance and are cheering us on.

Those who defend the status quo almost never validate those who challenge the status quo . . . at least not until they are proven wrong. Our job is to remain focused on achieving our quarterly business objectives and to prove the naysayers wrong by flawlessly integrating our two companies.

Over the next couple of months, the job of every Symantec employee is to make sure we focus on what we can and must control . . . the achievement of our individual business objectives. Undoubtedly, there will be a wide range of rumors and concerns around the integration. Unfortunately, some of the questions you may have can’t be answered until we get further along with our integration planning. But, I ask you all to remember we are one of the fastest growing companies in our industry, with more than 500 open positions across our company. And, as we have said, this merger is not about reducing people. If you hear a rumor that concerns you, ask your manager to clarify it as best he or she can, or just send me a note.

Together, we can look forward to an exciting future knowing that Symantec’s potential for helping our customers address their need to improve the integrity of their information assets, is truly limitless. And, there’s a huge role for all of us to play in making that happen.

Regards,

John W. Thompson

Additional Information and Where to Find It

Symantec Corporation and VERITAS Software Corporation intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.